Joseph J. Tomasek, Esq.
                            Tomasek & Associates, LLC
                             77 North Bridge Street
                          Somerville, New Jersey 08876


                                 January 4, 2006

                              FOR THE EXCLUSIVE USE
                 OF THE SECURITIES AND EXCHANGE COMMISSION ONLY

VIA EDGAR ONLY
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20005

Attention:  Ms. Kathleen Collins
            Accounting Branch Chief

                        RE:   Magnitude Information Systems, Inc.
                              Form 10-KSB for the Fiscal Year Ended
                              December 31, 2004
                              File  No. 000-32485

Dear Ms. Collins:

         I serve as General Counsel to Magnitude Information Systems, Inc. (the "Company"). We are filing as supplementary material today via EDGAR, a fax cover sheet and accompanying telecopied materials sent via telecopy by Daniel A. Brown, CPA of Rosenberg Rich Baker Berman & Company, independent auditors, to Mr. Patrick Gilmore of the Commission Staff on December 28, 2005.

         Please do not hesitate to contact the undersigned if you require any further information or documents.

                                                         Very truly yours,

                                                         /s/ Joseph J. Tomasek
                                                         Joseph J. Tomasek, Esq.

Encl.
cc:      Patrick Gilmore
         Division of Corporation Finance

         Steve D. Rudnik, President
         Magnitude Information Systems, Inc.

         Joerg Klaube, Chief Financial Officer
         Magnitude Information Systems, Inc.

                                 FAX MEMORANDUM


TO: Patrick Gilmore-Securities & Exchange
    Commission                                    DATE: December 28, 2005

FR: Daniel A. Brown, CPA                          PAGES: 18 including cover page

CLIENT: Magnitude Information Systems             CLIENT NO.: 06-06375

CC: Joseph Tomasek, Esq.


         In response to your verbal request, please find the revised documents as proposed for filing, provided for your review and preliminary comments, as follows: (1) revised supplementary information, including (a) more detail as to how our client has addressed the conditions necessary for equity classification as stipulated in EITF 00-19, (b) inclusion of other security issuances to agree to issuances on the Statements of Stockholders' Equity (that also had beneficial conversion features), and (c) revisions to the calculated discounts for beneficial conversion features (we noted that warrant and BCF discount values had inadvertently been reversed, which resulted in the intrinsic value of beneficial conversion features being lower in some cases than the amount allocable to preferred stock - therefore the total discounts on preferred stock and related amortization are less in total in 2003 and 2004 than on previous amendment - these adjustments are properly reflected in the restated financial statements and footnotes to be filed in Amendment No. 3) and (2) revised pages from the 10-KSB/A to be filed in Amendment No. 3 based on the correcting adjustments made for (1)(b) and (1)(c) from above.

         Please review and provide comments as to whether these revisions may be sufficient for Amendment No. 3 to the 10-KSB and to comply with documentation requirements of the SEC for the supplementary information. Thank you.

 Magnitude Information Systems, Inc.
 Summary of recalculation of Warrant Cost and Beneficial Conversion Feature, and 2003 Amortization on Convertible Preferred Stock Issued in 2003
 FYE December 31, 2003 FS Restatement

                                                                                       Calc         Calc
       Description        Investment       to Warr       to BCF(3)     to Pref.Stock  AmortWarr    Amort BCF
------------------------------------------------------------------------------------------------------------
 Issued with warrants      876,962.00     216,963.92     588,796.23      71,201.84    8,148.50     26,690.60
------------------------------------------------------------------------------------------------------------
 Issued without warrants    78,632.78              -      32,442.22      46,190.56           -             -

 Recalculated Totals       955,594.78(1)  216,963.92     621,238.45(2)  117,392.40    8,148.50(4)  26,690.60

 NOTES:

(1) Total investment recalculated based on elimination of 50% discount of stock valuation taken on certain issuances

(2) Increased overall value due to elimination of 50% valuation discount caused re-allocation of warrants and preferred stock (discounted for BCF) based on relative values under APB 16. The total gross discount on the preferred stock (warrants and BCF) totaled $838,202, amortized to $803,363 at December 31, 2003.

(3) Intrinsic value of beneficial conversion features calculated under provisions of EITF 98-5 as amended by EITF 00-27 (see following page).

(4) Discount amortized over period through date of earliest conversion (6 months); certain issuances made on 12/31/03

Consideration was given to the provisions of EITF 00-19, and above securities issued were classified as permanent equity as the instruments must be physically settled in a certain number of shares, are not mandatorily redeemable and meet all other conditions necessary for equity classification, as described below:

 EITF 00-19
 Paragraph #     Condition for Equity Classification          Explanation of Compliance
-----------------------------------------------------------------------------------------------
   14 - 18       Contract permits company to settle           Per contracts, company is permitted to physically settle
                 in unregistered shares                       the contracts in unregistered shares, and there are no
                                                              provisions for penalties for lack of registration or
                                                              other events.

     19          Company has sufficient authorized            Per terms of Certificate of Designation of the Series E
                 and unissued shares available to             shares, shares are convertible only upon automatic
                 physically settle the contracts              conversion six months after issuance, in which case
                                                              adequate shares were available for conversion for each
                                                              contract as it became convertible

   20 - 24       Contract contains explicit limit             Each agreement stipulated a fixed number of shares for
                 on number of shares to be delivered          physical settlement, with no provisions for other forms
                 upon settlement                              of settlement (such as net-share or cash settlement);
                                                              the Certificate of Designation does contain an
                                                              anti-dilution provision, but any adjustment of shares
                                                              issuable under this provision would occur only upon an
                                                              event which is under the control of the company

     25          No required cash payments to the             No provision to make cash payments in the contracts
                 counterparty due to failure to make
                 timely SEC filings

     26          No required cash payments to the             No such provision in the contracts
                 counterparty for "top-off" or
                 "make-whole" provisions

   27 - 28       Contract requires net-settlement             Net-settlement is not provided for in the contracts
                 in certain specific circumstances

   29 - 31       No provisions that indicate that             No such provision in the contracts
                 counterparty has rights that rank
                 higher than those of shareholder of
                 the stock underlying the contract

     32          No requirement to post collateral            No such provision in the contracts
                 at any point for any reason

Magnitude Information Systems, Inc.
Recalculation of Beneficial Conversion Feature on
Convertible Preferred Stock Issue in 2003
FYE December 31, 2003 FS Restatement

                           Allocation of Proceeds            (A)               (B)             (C)        (A x (C)-(B)
  Principal/                (see (1) to right)        Shares Issuable      Effective                        Intrinsic
Investment Amount    to Warrants  to Preferred Stock  upon Conversion    Conversion Price  Market Price       Value         BCF
----------------------------------------------------------------------------------------------------------------------------------
With warrants:
--------------
    30,000.00        6,706.01          23,293.99             500,000        0.05                0.07        11,706.01    11,706.01
   108,000.00       24,139.77          83,860.23           2,000,000        0.04                0.07        56,139.77    56,139.77
   100,002.00       25,047.16          74,954.84           1,666,700        0.04                0.12       125,049.16    74,954.84
    27,000.00        6,762.65          20,237.35             500,000        0.04                0.12        39,762.65    20,237.35
    16,200.00        4,217.75          11,982.25             300,000        0.04                0.15        33,017.75    11,982.25
    64,800.00       16,871.01          47,928.99           1,200,000        0.04                0.15       132,071.01    47,928.99
     5,400.00        1,405.92           3,994.08             100,000        0.04                0.15        11,005.92     3,994.08
   150,000.00       39,053.25         110,946.75           2,500,000        0.04                0.15       264,053.25   110,946.75
     7,000.00        1,822.48           5,177.52             116,667        0.04                0.15        12,322.53     5,177.52
    30,000.00        7,810.65          22,189.35             500,000        0.04                0.15        52,810.65    22,189.35
    10,000.00        2,603.55           7,396.45             166,667        0.04                0.15        17,603.60     7,396.45
     6,000.00        1,265.65           4,734.35             100,000        0.05                0.15        10,265.65     4,734.35
    24,000.00        5,062.60          18,937.40             400,000        0.05                0.15        41,062.60    18,937.40
    15,000.00        3,905.33          11,094.67             250,000        0.04                0.15        26,405.33    11,094.67
    20,000.00        5,207.10          14,792.90             333,333        0.04                0.15        35,207.05    14,792.90
    20,000.00        5,207.10          14,792.90             333,333        0.04                0.15        35,207.05    14,792.90
    41,000.00       10,674.55          30,325.45             683,334        0.04                0.15        72,174.65    30,325.45
    24,000.00        6,248.52          17,751.48             400,000        0.04                0.15        42,248.52    17,751.48
    30,000.00        7,810.65          22,189.35             500,000        0.04                0.15        52,810.65    22,189.35
    11,000.00        2,863.91           8,136.09             200,000        0.04                0.15        21,863.91     8,136.09
    10,000.00        2,603.55           7,396.45             166,667        0.04                0.15        17,603.60     7,396.45
    10,000.00        2,603.55           7,396.45             166,667        0.04                0.15        17,603.60     7,396.45
    82,560.00       18,453.30          64,106.70           1,376,000        0.05                0.07        32,213.30    32,213.30
    10,000.00        2,603.55           7,396.45             166,667        0.04                0.15        17,603.60     7,396.45
    19,000.00        6,014.38          12,985.62             316,667        0.04                0.15        34,514.43    12,985.62

Without warrants:
-----------------
     6,000.00         --                6,000.00             100,000        0.06                0.15         9,000.00     6,000.00
    13,000.00         --               13,000.00             160,000        0.08                0.15        11,000.00    11,000.00
    65,632.78         --               65,632.78             580,500        0.11                0.15        21,442.22    21,442.22
----------------------------------------------------------------------------------------------------------------------------------
   955,594.78      216,963.92         738,630.86          15,783,202                                                    621,238.45


 (1) Calculation of proceed allocations:

                      Per Share Value                                     Total Relative              Total Relative
Common Share Value    Preferred Stock     No. of Preferred Shares      Preferred Stock Value           Warrant Value
              0.07               7.00                    5,000.00        35,000.00   77.65%         10,076.00   22.35%
              0.07               7.00                   20,000.00       140,000.00   77.65%         40,300.00   22.35%
              0.12              12.00                   16,667.00       200,004.00   74.95%         66,834.00   25.05%
              0.12              12.00                    5,000.00        60,000.00   74.95%         20,050.00   25.05%
              0.15              15.00                    3,000.00        45,000.00   73.96%         15,840.00   26.04%
              0.15              15.00                   12,000.00       180,000.00   73.96%         63,360.00   26.04%
              0.15              15.00                    1,000.00        15,000.00   73.96%          5,280.00   26.04%
              0.15              15.00                   25,000.00       375,000.00   73.96%        132,000.00   26.04%
              0.15              15.00                    1,166.67        17,500.05   73.96%          6,160.00   26.04%
              0.15              15.00                    5,000.00        75,000.00   73.96%         26,400.00   26.04%
              0.15              15.00                    1,666.67        25,000.05   73.96%          8,800.00   26.04%
              0.15              15.00                    1,000.00        15,000.00   78.91%          4,010.00   21.09%
              0.15              15.00                    4,000.00        60,000.00   78.91%         16,040.00   21.09%
              0.15              15.00                    2,500.00        37,500.00   73.96%         13,200.00   26.04%
              0.15              15.00                    3,333.33        49,999.95   73.96%         17,600.00   26.04%
              0.15              15.00                    3,333.33        49,999.95   73.96%         17,600.00   26.04%
              0.15              15.00                    6,833.34       102,500.10   73.96%         36,080.00   26.04%
              0.15              15.00                    4,000.00        60,000.00   73.96%         21,120.00   26.04%
              0.15              15.00                    5,000.00        75,000.00   73.96%         26,400.00   26.04%
              0.15              15.00                    2,000.00        30,000.00   73.96%         10,560.00   26.04%
              0.15              15.00                    1,666.67        25,000.05   73.96%          8,800.00   26.04%
              0.15              15.00                    1,666.67        25,000.05   73.96%          8,800.00   26.04%
              0.07               7.00                   13,760.00        96,320.00   77.65%         27,726.00   22.35%
              0.15              15.00                    1,666.67        25,000.05   73.96%          8,800.00   26.04%
              0.15              15.00                    3,166.67        47,500.05   68.35%         22,000.00   31.65%

Magnitude Information Systems, Inc.
Summary of Recalculation of Warrant Cost and Beneficial Conversion Feature and 2004 Amortization on Convertible Preferred Stock Issued in 2003 and 2004 FYE December 31, 2004 FS Restatement

                                                                                         Calc              Calc
        Description          Investment      to Warr    to Prf Stock      to BCF(3)    AmortWarr         AmortBCF
------------------------------------------------------------------------------------------------------------------
Amortization-2003 Issuances                                                            208,815.42       594,547.85
2004 Issuances - PP          935,960.00    241,020.53            -       694,939.47    241,020.53       694,939.47
2004 Issuances - other       128,100.00     21,145.96    20,796.75        86,157.28     21,145.96        86,157.28
-------------------------------------------------------------------------------------------------------------------
 Recalculated Totals       1,064,060.00(1) 262,166.50    20,796.75(2)    781,096.75    470,981.92(4)  1,375,644.60

NOTES:

(1) Total for recalculation includes investment plus issuance costs per EITF 00-27 (no 50% discount taken in 2004)

(2) Allocations to warrants and preferred stock (discounted for BCF) based on relative values under APB 16. The total discount of preferred stock (warrants and BCF) totaled $1,043,263

(3) Intrinsic value of beneficial conversion features calculated under provisions of EITF 98-5 as amended by EITF 00-27 (see following page).

(4) Discount amortized over period through date of earliest conversion (6 months)

Consideration was given to the provisions of EITF 00-19, and above securities issued were classified as permanent equity as the instruments must be physically settled in a certain number of shares, are not mandatorily redeemable and meet all other conditions necessary for equity classification.


 EITF 00-19
 Paragraph #     Condition for Equity Classification       Explanation of Compliance
--------------------------------------------------------------------------------------------------------------------
   14 - 18       Contract permits company to settle        Per contracts, company is permitted to physically settle
                 in unregistered shares                    the contracts in unregistered shares, and there are no
                                                           provisions for penalties for lack of registration or
                                                           other events.

     19          Company has sufficient authorized         Per terms of Certificate of Designation of the Series E
                 and unissued shares available to          shares, shares are convertible only upon automatic
                 physically settle the contracts           conversion six months after issuance, in which case
                                                           adequate shares were available for conversion for each
                                                           contract as it became convertible

   20 - 24       Contract contains explicit limit on       Each agreement stipulated a fixed number of shares for
                 number of shares to be delivered          physical settlement, with no provisions for other forms
                 upon settlement                           of settlement (such as net-share or cash settlement);
                                                           the Certificate of Designation does contain an
                                                           anti-dilution provision, but any adjustment of shares
                                                           issuable under this provision would occur only upon an
                                                           event which is under the control of the company

     25          No required cash payments to the          No provision to make cash payments in the contracts
                 counterparty due to failure to make
                 timely SEC filings

     26          No required cash payments to the          No such provision in the contracts
                 counterparty for "top-off" or
                 "make-whole" provisions

   27 - 28       Contract requires net-settlement in       Net-settlement is not provided for in the contracts
                 certain specific circumstances

   29 - 31       No provisions that indicate that          No such provision in the contracts
                 counterparty has rights that rank
                 higher than those of shareholder of
                 the stock underlying the contract

     32          No requirement to post collateral         No such provision in the contracts
                 at any point for any reason

Magnitude Information Systems, Inc.
Recalculation of Beneficial Conversion Feature on
Convertible Preferred Stock Issued in 2004
FYE December 31, 2004 FS Restatement

                           Allocation of Proceeds             (A)               (B)            (C)        (A x (C)-(B)
       Principal/            (see (1) to right)          Shares Issuable     Effective                      Intrinsic
   Investment Amount    to Warrants  to Preferred Stock  upon Conversion  Conversion Price  Market Price       Value         BCF
-----------------------------------------------------------------------------------------------------------------------------------

Private Equity Placement Issuances:
       50,000.00        12,903.99        37,096.01           833,334            0.04           0.14         79,570.75     37,096.01
       12,000.00         3,096.98         8,903.02           200,000            0.04           0.14         19,096.98      8,903.02
       60,000.00        15,621.30        44,378.70         1,000,000            0.04           0.15        105,621.30     44,378.70
       30,000.00         7,624.78        22,375.22           500,000            0.04           0.13         42,624.78     22,375.22
       15,000.00         3,905.33        11,094.67           250,000            0.04           0.15         26,405.33     11,094.67
       30,000.00         7,810.65        22,189.35           500,000            0.04           0.15         52,810.65     22,189.35
       30,000.00         7,810.65        22,189.35           500,000            0.04           0.15         52,810.65     22,189.35
       30,000.00         7,810.65        22,189.35           500,000            0.04           0.15         52,810.65     22,189.35
       10,000.00         2,603.56         7,396.44           166,666            0.04           0.15         17,603.46      7,396.44
       10,000.00         2,603.56         7,396.44           166,666            0.04           0.15         17,603.46      7,396.44
       10,000.00         2,603.56         7,396.44           166,666            0.04           0.15         17,603.46      7,396.44
        5,000.00         1,290.32         3,709.68            83,334            0.04           0.14          7,957.08      3,709.68
       50,000.00        13,017.74        36,982.26           833,334            0.04           0.15         88,017.84     36,982.26
       12,000.00         3,096.98         8,903.02           200,000            0.04           0.14         19,096.98      8,903.02
       12,000.00         3,096.98         8,903.02           200,000            0.04           0.14         19,096.98      8,903.02
       30,000.00         7,742.45        22,257.55           500,000            0.04           0.14         47,742.45     22,257.55
       30,000.00         7,742.45        22,257.55           500,000            0.04           0.14         47,742.45     22,257.55
       12,000.00         3,096.98         8,903.02           200,000            0.04           0.14         19,096.98      8,903.02
       15,000.00         3,871.22        11,128.78           250,000            0.04           0.14         23,871.22     11,128.78
       12,000.00         3,096.98         8,903.02           200,000            0.04           0.14         19,096.98      8,903.02
       24,000.00         6,193.96        17,806.04           400,000            0.04           0.14         38,193.96     17,806.04
       21,000.00         5,419.71        15,580.29           350,000            0.04           0.14         33,419.71     15,580.29
       30,000.00         7,742.45        22,257.55           500,000            0.04           0.14         47,742.45     22,257.55
       18,000.00         4,645.47        13,354.53           300,000            0.04           0.14         28,645.47     13,354.53
       24,000.00         6,193.96        17,806.04           400,000            0.04           0.14         38,193.96     17,806.04
       42,000.00        10,839.43        31,160.57           700,000            0.04           0.14         66,839.43     31,160.57
       18,000.00         4,574.87        13,425.13           300,000            0.04           0.13         25,574.87     13,425.13
        9,000.00         2,287.44         6,712.56           150,000            0.04           0.13         12,787.44      6,712.56
       30,000.00         7,742.45        22,257.55           500,000            0.04           0.14         47,742.45     22,257.55
        5,000.00         1,270.88         3,729.12            83,334            0.04           0.13          7,104.30      3,729.12
       12,000.00         3,049.91         8,950.09           200,000            0.04           0.13         17,049.91      8,950.09
       40,000.00        10,166.43        29,833.57           666,000            0.04           0.13         56,746.43     29,833.57
       36,000.00         9,149.74        26,850.26           600,000            0.04           0.13         51,149.74     26,850.26
       50,000.00        12,903.99        37,096.01           833,334            0.04           0.14         79,570.75     37,096.01
       36,000.00         9,290.94        26,709.06           600,000            0.04           0.14         57,290.94     26,709.06
        8,400.00         2,103.94         6,296.06           140,000            0.04           0.12         10,503.94      6,296.06
       54,000.00        13,525.30        40,474.70         1,000,000            0.04           0.12         79,525.30     40,474.70
        3,560.00           891.67         2,668.33            60,000            0.04           0.12          4,531.67      2,668.33
       10,000.00         2,580.89         7,419.11           166,667            0.04           0.14         15,914.27      7,419.11
-----------------------------------------------------------------------------------------------------------------------------------
      935,960.00       241,020.53       694,939.47        15,699,335                                                     694,939.47
-----------------------------------------------------------------------------------------------------------------------------------

Issued for Compensation:
      100,000.00        13,842.72        86,157.28         1,666,667            0.06           0.15        150,000.03     86,157.28
-----------------------------------------------------------------------------------------------------------------------------------

Issued for Services:
       22,500.00         5,857.99        16,642.01           150,000            0.15           0.15           --            --
        5,600.00         1,445.26         4,154.74            40,000            0.14           0.14           --            --
-----------------------------------------------------------------------------------------------------------------------------------

       28,100.00         7,303.25        20,796.75           190,000            0.29           0.29           --            --
-----------------------------------------------------------------------------------------------------------------------------------
Total Issuances:

    1,064,060.00       262,166.50       801,893.50        17,556,002                                                     781,096.75
===================================================================================================================================

(1) Calculation of proceed allocations:

                     Per Share Value                                      Total Relative            Total Relative
Common Share Value   Preferred Stock     No. of Preferred Shares      Preferred Stock Value         Warrant Value
              0.14             14.00                    8,333.34       116,666.76    74.19%      40,583.00     25.81%
              0.14             14.00                    2,000.00        28,000.00    74.19%       9,740.00     25.81%
              0.15             15.00                   10,000.00       150,000.00    73.96%      52,800.00     26.04%
              0.13             13.00                    5,000.00        65,000.00    74.58%      22,150.00     25.42%
              0.15             15.00                    2,500.00        37,500.00    73.96%      13,200.00     26.04%
              0.15             15.00                    5,000.00        75,000.00    73.96%      26,400.00     26.04%
              0.15             15.00                    5,000.00        75,000.00    73.96%      26,400.00     26.04%
              0.15             15.00                    5,000.00        75,000.00    73.96%      26,400.00     26.04%
              0.15             15.00                    1,666.66        24,999.90    73.96%       8,800.00     26.04%
              0.15             15.00                    1,666.66        24,999.90    73.96%       8,800.00     26.04%
              0.15             15.00                    1,666.66        24,999.90    73.96%       8,800.00     26.04%
              0.14             14.00                      833.34        11,666.76    74.19%       4,058.00     25.81%
              0.15             15.00                    8,333.34       125,000.10    73.96%      44,000.00     26.04%
              0.14             14.00                    2,000.00        28,000.00    74.19%       9,740.00     25.81%
              0.14             14.00                    2,000.00        28,000.00    74.19%       9,740.00     25.81%
              0.14             14.00                    5,000.00        70,000.00    74.19%      24,350.00     25.81%
              0.14             14.00                    5,000.00        70,000.00    74.19%      24,350.00     25.81%
              0.14             14.00                    2,000.00        28,000.00    74.19%       9,740.00     25.81%
              0.14             14.00                    2,500.00        35,000.00    74.19%      12,175.00     25.81%
              0.14             14.00                    2,000.00        28,000.00    74.19%       9,740.00     25.81%
              0.14             14.00                    4,000.00        56,000.00    74.19%      19,480.00     25.81%
              0.14             14.00                    3,500.00        49,000.00    74.19%      17,045.00     25.81%
              0.14             14.00                    5,000.00        70,000.00    74.19%      24,350.00     25.81%
              0.14             14.00                    3,000.00        42,000.00    74.19%      14,610.00     25.81%
              0.14             14.00                    4,000.00        56,000.00    74.19%      19,480.00     25.81%
              0.14             14.00                    7,000.00        98,000.00    74.19%      34,090.00     25.81%
              0.13             13.00                    3,000.00        39,000.00    74.58%      13,290.00     25.42%
              0.13             13.00                    1,500.00        19,500.00    74.58%       6,645.00     25.42%
              0.14             14.00                    5,000.00        70,000.00    74.19%      24,350.00     25.81%
              0.13             13.00                      833.34        10,833.42    74.58%       3,692.00     25.42%
              0.13             13.00                    2,000.00        26,000.00    74.58%       8,860.00     25.42%
              0.13             13.00                    6,660.00        86,580.00    74.58%      29,504.00     25.42%
              0.13             13.00                    6,000.00        78,000.00    74.58%      26,580.00     25.42%
              0.14             14.00                    8,333.34       116,666.76    74.19%      40,583.00     25.81%
              0.14             14.00                    6,000.00        84,000.00    74.19%      29,220.00     25.81%
              0.12             12.00                    1,400.00        16,800.00    74.95%       5,614.00     25.05%
              0.12             12.00                   10,000.00       120,000.00    74.95%      40,100.00     25.05%
              0.12             12.00                      600.00         7,200.00    74.95%       2,406.00     25.05%
              0.14             14.00                    1,666.67        23,333.38    74.19%       8,117.00     25.81%
              0.15             15.00                   16,666.67       250,000.00    86.16%      40,167.00     13.84%
              0.15             15.00                    1,500.00        22,500.00    73.96%       7,920.00     26.04%
              0.14             14.00                      400.00         5,600.00    74.19%       1,948.00     25.81%

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

                  The Registrant's revenues for the fiscal year
                    ended December 31, 2004, were $121,886.

Common stock, par value $.0001 per share ("Common Stock"), was the only class of voting stock of the Registrant outstanding on March 29, 2005. Based on the closing price of the Common Stock on the OTC Electronic Bulletin Board as reported on March 29, 2005, ($0.10), the aggregate market value of the 119,056,671 shares of the Common Stock held by persons other than officers, directors and persons known to the Registrant to be the beneficial owners (as the term is defined under the rules of the Securities and Exchange Commission) of more than five percent of the Common Stock on March 29, 2005, was approximately $11,905,667. By the foregoing statements, the Registrant does not intend to imply that any of the officers, directors, or beneficial owners are affiliates of the registrant or that the aggregate market value, as computed pursuant to rules of the Securities and Exchange Commission, is in any way indicative of the amount which could be obtained for such shares of Common Stock.

                   As of March 29, 2005, 136,437,612 shares of
               Common Stock, $.0001 par value, were outstanding.

             DOCUMENTS INCORPORATED BY REFERENCE: SEE EXHIBIT INDEX


Explanatory Note


This Form 10-KSB/A is being filed for the purpose of restating the financial statements for the fiscal years ended December 31, 2004 and 2003 as contained in the Company's Form 10-KSB filed with the U.S. Securities and Exchange Commission on March 30, 2005. The restatement involves reclassifying certain equity positions in connection with beneficial conversion rights accrued to warrants and shares of convertible preferred stock issued in 2003 and 2004 due to the elimination of a discount of 50% applied to the market price of the Company's common stock when valuing certain securities issued prior to January 1, 2004 to employees and non-employees for services rendered as well as a reclassification of deferred compensation. The restatements add $276,530 to net losses prior to 2003, $315,450 to the net loss in 2003 and $52,954 to the net loss in 2004. All amounts, however, have been offset by similar credits to Paid-in Capital, and as a consequence there was no material effect on total stockholders' equity. In addition, the reclassifications and revaluations give rise to corrections in the reported dividends positions and per-share earnings figures which again, however, do not materially affect total stockholders' equity.

As discussed in the footnote to the financial statements entitled "RESTATEMENT OF RESULTS", certain errors resulting from improper valuation of securities issued to non-employees during the years ended December 31, 2001, 2002 and 2003 and the related effect on warrant value allocation and recognition of beneficial conversion features during the years ended December 31, 2003 and 2004 were discovered by management of the Company during the current year. Accordingly, the 2004 and 2003 financial statements have been restated and an adjustment has been made to retained deficit as of January 1, 2004 due to corrections made for the years ended December 31, 2001 through 2003. This Form 10-KSB/A has not been updated for events or information subsequent to the date of filing of the original Form 10-KSB, except in connection with the foregoing.

ITEM 6:  SELECTED FINANCIAL DATA


         Except for historical information, the Company's reports to the Securities and Exchange Commission on Form 10-KSB and Form 10-QSB and periodic press releases, as well as other public documents and statements, contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the statements. These risks and uncertainties include general economic and business conditions, development and market acceptance of the Company's products, current dependence on the willingness of investors to continue to fund operations of the Company and other risks and uncertainties identified in the Company's reports to the Securities and Exchange Commission, periodic press releases, or other public documents or statements.

         Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

        The selected financial information presented below under the captions "Statement of Operations" and "Balance Sheet" for the years ended December 31, 2004 and 2003 is derived from the financial statements of the Company and should be read in conjunction with the financial statements and notes thereto.

         The financial data are those of Magnitude Information Systems, Inc. including the operations of Magnitude, Inc. All inter-company accounts and transactions have been eliminated in consolidation.

     SELECTED FINANCIAL DATA

     Balance Sheet                           December 31, 2004,
                                               (As restated)
                                               ------------
         Total assets ......................   $    646,162
         Current liabilities ...............      1,158,952
         Long-term debt ....................            256
         Working capital  ..................     (1,010,649)
         Shareholders' equity ..............   $   (513,046)


     Statement of Operations                   For the Year  Ended December 31,
                                                   2004            2003
                                               (as restated)   (as restated)
                                               ------------    -------------
Total revenues .............................   $    121,886    $    162,335
Operating income (loss) ....................     (2,687,402)     (2,764,871)
Net (loss) .................................     (2,536,556)     (2,653,331)
Net (loss) after dividends
On Preferred Shares ........................     (4,556,711)     (2,798,406)

Net loss per common share ..................   $      (0.05)   $      (0.04)
Number of shares used in computing
per share data .............................     96,968,697      66,962,744

ITEM 7:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT PURSUANT TO "SAFE HARBOR" PROVISIONS OF SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934

         Except for historical information, the Company's reports to the Securities and Exchange Commission on Form 10-KSB and Form 10-QSB and periodic press releases, as well as other public documents and statements, contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the statements. These risks and uncertainties include general economic and business conditions, development and market acceptance of the Company's products, and other risks and uncertainties identified in the Company's reports to the Securities and Exchange Commission, periodic press releases, or other public documents or statements.

         Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

Results of Operations for the Year Ended December 31, 2004

         The year 2004 was marked by continuing intensive efforts to gain full market acceptance for our software products. Our financial resources did not permit us to maintain a larger sales force and pursue a meaningful marketing campaign targeted directly at end-user clients. We therefore had modified our sales approach by concentrating almost entirely on developing indirect sales channels whereby we could leverage the greater marketing capabilities of distributors and other strategic partners to introduce and promote our products to a larger audience of potential corporate clients. To that extent we signed, in December 2004, a marketing agreement with Aon Corporation pursuant to which Aon's Risk Services division and Magnitude will jointly market our ErgoEnterprise software solution to clients of both firms. We expect this venture to produce tangible results in terms of software licensing contracts, during the first half of 2005.

         For the year ended December 31, 2004, the Company had revenues of $121,886 compared to $162,335 in 2003. Revenues consisted of $50,325 licensing fees for the Company's software products and $71,561 for maintenance and support services.

         Gross profits amounted to negative $34,089. Gross profits are burdened with a fixed charge for amortization of certain proprietary software assets. Such software assets underlie the Company's products and are being amortized on a straight line over 10 years, resulting in a level charge of approximately $13,000 per month to cost-of-goods-sold. Owing to the fact that variable cost-of-goods-sold expenses are less than 5%, the gross margins will increase with larger revenues, as the portion of fixed expenses decreases relatively. After deducting selling -, research -, and general and administrative expenses of $2,653,313 which decreased marginally by 4% from the $2,771,259 recorded in 2003, the Company realized an operating loss of $2,687,402 compared to an operating loss of $2,764,871 in 2003. Non-operating income and expenses included $43,069 net interest expense and $20,703 charges for losses on assets. The Company also realized a credit of $214,618 from the sale of net loss carry-forward tax credits pursuant to the New Jersey Emerging Technology and Biotechnology Financial Assistance Act. The year concluded with a net loss of $2,536,556. After accounting for dividends paid and accrued on outstanding preferred stock which totaled $173,529 and an accounting charge of $1,846,626 for discounts accrued on preferred stock, the net loss applicable to common shareholders was $4,556,711 or $0.05 per share, compared to a loss of $2,798,406 or $0.04 per share for the previous year.

ITEM 8:  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         The Company's Financial Statements and Notes to Financial Statements are attached hereto as Exhibit A and incorporated herein by reference.


ITEM 8a: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer participated in an evaluation by our management of the effectiveness of the design and operation of our disclosure controls and procedures of the end of our fiscal quarter that ended on December 31, 2004 as defined in Exchange Act Rule 13(a)-15(e),. Based on their participation in that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2004 to ensure that required information is disclosed on a timely basis in our Form 10-KSB filed and furnished under the Securities Exchange Act of 1934, as amended, and ensured that all material information required to be disclosed in the subject Form 10-KSB was recorded, processed, summarized and reported, within the time period specified by the Commission's rules and forms.

As of the end of the period covered by this Form 10-KSB for the fiscal year ended December 31, 2004, an evaluation (the "Evaluation") was undertaken by the Company's Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of the Company's disclosure controls and procedures, and; based upon that Evaluation, Company management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), has concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by the subject Form 10-KSB

Our CEO and our CFO reviewed with our management whether our need to restate our financial results for the fiscal year ended December 31, 2004 affected their conclusions, set forth under the caption Evaluation of Disclosure Controls and Procedures in our Annual Report on Form 10-K for the year ended December 31, 2004, that our disclosure controls and procedures were effective as of that date to ensure that required information is disclosed on a timely basis in our reports filed or furnished under the Securities Exchange Act of 1934, as amended.


In connection with this review, our CEO and CFO noted that our decision to restate our financial results did not call into question whether the relevant information was recorded, processed, summarized or reported within the time periods specified in the SEC's rules and forms. It also did not involve any issue about whether information required to be disclosed in the Form 10-KSB we filed under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Conversely, the restatements resulted solely from reconsideration of a decision made by management regarding how generally accepted accounting principles required the classification of beneficial conversion rights accruing to certain equity securities and of certain deferred compensation and the valuation of equity securities issued for services rendered, two particular items of information, that were properly recorded in our financial records and made available to our management in a timely manner, to be classified and valued on our financial statements. Our CEO and CFO do not find that management's subsequent decisions, that its prior classification and valuation were not in accordance with generally accepted accounting principles, raises any question about whether our disclosure controls and procedures were effective to ensure that required information was disclosed to them as appropriate to allow timely decisions regarding required disclosure. Therefore, based on that review, our CEO and our CFO determined that their prior conclusions, that our disclosure controls and procedures were effective at December 31, 2004, had not changed.

We reported in a current report on Form 8-K today that we would be restating our results for the fiscal year ended December 31, 2004. The restatements add $276,530 to net losses prior to 2003, $315,450 to the net loss in 2003 and $52,954 to the net loss in 2004. All amounts, however, have been offset by similar credits to Paid-in Capital, and as a consequence there was no material effect on total stockholders' equity. In addition, the reclassifications and revaluations give rise to corrections in the reported dividends positions and per-share earnings figures which again, however, do not materially affect total stockholders' equity.

The decision to restate our results, comprised principally of reclassifying beneficial conversion rights accruing to certain equity securities and of certain deferred compensation and the valuation of equity securities issued for services rendered, does not cause our management to change its conclusion, described in its disclosures in Item 8a. Controls and Procedures contained in our Annual Report on Form 10-K for the year ended December 31, 2004, that our internal control over financial reporting was effective as of December 31, 2004. The terms of accrued beneficial conversion rights and the number of securities issued for the services rendered that are subject to the restatement were visible and disclosed on the face of our financial statements. Although these beneficial conversion rights were misclassified and the securities issued for services were not correctly valued, we had employed this classification of these beneficial conversion rights and valuation of the securities issued for services rendered for a number of years. We previously received unqualified opinions on our consolidated financial statements included in our Annual Report on Form 10-K.

During the financial closing and reporting process relating to the third quarter of our 2005 fiscal year, we reviewed the classification of these beneficial conversion rights and of certain deferred compensation and the valuation of the securities issued for services rendered, and dialogued with RRBB about the presentation. Based on these procedures, we reached the conclusion that the classification of the beneficial conversion rights should be reclassified and the valuation of the securities rendered for services rendered revalued was appropriate. Subsequent to our third quarter review, we have reconsidered the accounting treatment for beneficial conversion rights and valuation of the securities issued for services rendered, and we now believe that beneficial conversion rights and certain deferred compensation should be reclassified and the securities issued for services rendered be revalued. The restatements conform our financial statements to generally accepted accounting principles. Under the circumstances, our management does not believe that the restatements resulted from, or require a finding of, a material weakness in our internal control over financial reporting.

That conclusion was discussed with, and approved by, the Audit Committee of our Board of Directors.

Changes in Internal Control Over Financial Reporting

Our CEO and CFO also participated in an evaluation by our management of any changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2004. That evaluation did not identify any changes that have materially affected, or are likely to materially affect, our internal control over financial reporting.


ITEM 9:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE

         There have been no changes in or disagreements with the Registrant's independent auditors during the last two years.

                                 [letterhead of
                      Rosenberg Rich Baker Berman & Company
                   380 Foothill Road, Bridgewater, New Jersey]

                          Independent Auditors' Report


To the Board of Directors and Stockholders of Magnitude Information Systems, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Magnitude Information Systems, Inc. and Subsidiaries as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magnitude Information Systems, Inc. and Subsidiaries as of December 31, 2004 and the consolidated results of their operations and their cash flows for the years ended December 31, 2004 and 2003, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in the footnote to the financial statements entitled "RESTATEMENT OF RESULTS", certain errors resulting from improper valuation of securities issued to non-employees during the years ended December 31, 2001, 2002 and 2003 and the related effect on warrant value allocation and recognition of beneficial conversion features during the years ended December 31, 2003 and 2004 were discovered by management of the Company during the current year. Accordingly, the 2004 and 2003 financial statements have been restated and an adjustment has been made to retained deficit as of January 1, 2003 and 2004 due to corrections made for the years ended December 31, 2001 through 2003.


Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
March 2, 2005, except as to
RESTATEMENT OF RESULTS Note
as to which the date is October 26, 2005

              Magnitude Information Systems, Inc. and Subsidiaries
                           Consolidated Balance Sheet
                                December 31, 2004
          As Restated - See Notes to Consolidated Financial Statements

              Assets
Current Assets
        Cash                                                                                       $     44,144
        Accounts receivable, net of allowance for doubtful accounts of $0                                30,630
        Inventory                                                                                         6,214
        Miscellaneous receivables                                                                        11,322
        Prepaid expenses                                                                                 55,993
                                                                                                   ------------
              Total Current Assets                                                                      148,303
Property and equipment, net of accumulated depreciation of $145,157                                       9,997
Software, net of accumulated amortization of $1,041,257                                                 466,033
Deposits                                                                                                 21,829
                                                                                                   ------------
              Total Assets                                                                              646,162
                                                                                                   ============
              Liabilities and Stockholders' Equity (Impairment)
Current Liabilities
        Accounts payable and accrued expenses                                                           398,031
        Deferred revenues                                                                                49,373
        Deferred rental obligation                                                                        1,045
        Dividends payable                                                                               474,106
        Loans payable                                                                                    75,000
        Notes payable                                                                                    25,000
        Current maturities of long-term debt                                                            133,419
        Current maturities of capitalized lease obligations                                               2,978
                                                                                                   ------------
              Total Current Liabilities                                                               1,158,952
Capitalized lease obligations, less current portion                                                         256
                                                                                                   ------------
              Total Liabilities                                                                       1,159,208
                                                                                                   ------------

Commitments and Contingencies                                                                              --

Stockholders' Equity (Impairment)
        Preferred Stock, $.001 par value, non-voting, 3,000,000 shares authorized; 193,191
          shares issued and outstanding                                                                     193
        Common stock, $.0001 par value, 200,000,000 shares authorized; 127,837,612 shares issued
             and outstanding                                                                             12,784
        Additional paid in capital                                                                   28,412,728
        Accumulated (deficit)                                                                       (28,873,115)
        Deferred compensation                                                                           (65,636)
                                                                                                   ------------
              Total Stockholders' Equity (Impairment)                                                  (513,046)
                                                                                                   ------------
              Total Liabilities and Stockholders' Equity (Impairment)                              $    646,162
                                                                                                   ============

See notes to the consolidated financial statements.

              Magnitude Information Systems, Inc. and Subsidiaries
                      Consolidated Statements of Operations
          As Restated - See Notes to Consolidated Financial Statements

                                                                         Year Ended December 31,
                                                                      ----------------------------
                                                                          2004            2003
                                                                      ------------    ------------
Net Sales
     Software                                                         $    121,886    $    162,335
                                                                      ------------    ------------
         Total Net Sales                                                   121,886         162,335
                                                                      ------------    ------------

Cost of Goods Sold
     Software                                                              155,975         155,947
                                                                      ------------    ------------
         Total Cost of Goods Sold                                          155,975         155,947

Gross Profit (Loss)                                                        (34,089)          6,388

Research and development costs                                               5,548          12,892
Stock-based compensation (see below)                                       748,646         781,849
Selling, general and administrative expenses                             1,899,119       1,976,518
                                                                      ------------    ------------
Loss From Operations                                                    (2,687,402)     (2,764,871)
                                                                      ------------    ------------

Other Income (Expense)
     Miscellaneous income                                                     --             3,745
     Interest income                                                           189            --
     Interest expense                                                      (43,258)        (94,823)
     Loss on disposition of assets                                         (20,703)           (779)
                                                                      ------------    ------------

         Total Other Expense                                               (63,772)        (91,857)
                                                                      ------------    ------------

Loss Before Provision for Income Taxes                                  (2,751,174)     (2,856,728)

Benefit from Income Taxes                                                  214,618         203,397
                                                                      ------------    ------------
Net Loss                                                              $ (2,536,556)   $ (2,653,331)
                                                                      ------------    ------------

Dividends on Preferred Shares                                         $ (2,020,155)   $   (145,075)
                                                                      ------------    ------------
Net Loss Applicable to Common Shareholders                            $ (4,556,711)   $ (2,798,406)
                                                                      ============    ============
Net Loss Per Common Share                                                    (0.05)          (0.04)
                                                                      ============    ============
Weighted Average of Common Shares Outstanding                           96,968,697      66,962,744
                                                                      ============    ============

All of the stock-based compensation relates to selling, general and administrative expenses

See notes to the consolidated financial statements.

                                 Magnitude Information Systems, Inc. and Subsidiaries
                               Consolidated Statement of Stockholders' Equity (Deficit)
             Year Ended December 31, 2003 - As Restated - See Notes to Consolidated Financial Statements

                                                                         Cumulative     Discount on
                                                   Convertible            Preferred      Preferred
                                                 Preferred Shares           Shares         Stock              Common Stock
                                              -----------------------   -------------- ------------    ---------------------------
                                              Shares        Amount      Shares  Amount   Amount          Shares          Amount
                                              -------    ------------   ------  ------ ------------    ------------   ------------
      Balances, January 1, 2003               195,968    $        196        1   $--   $       --        56,395,817   $      5,640
Issuance of convertible
preferred stock pursuant to
private equity placements                     130,834             131     --      --       (688,200)           --             --
Issuance of convertible
preferred stock for services
performed and accr. Interest                    7,405               7     --      --        (32,442)           --             --
Issuance of preferred stock
pursuant to conversion of debt                 19,593              20     --      --       (117,560)           --             --
Repurchase of preferred stock                  (2,778)             (3)    --      --           --              --             --
Receipt of stock subscription
receivable                                       --              --       --                   --              --             --
Issuance of common stock
pursuant to conversion of debt                   --              --       --      --           --           220,000             22
Issuance of common stock
pursuant to exercise of options                  --              --       --                   --            81,000              8
Issuance of common stock
pursuant to exercise of warrants                 --              --       --      --           --         3,552,752            355
Issuance of common stock
pursuant to private equity
placements                                       --              --       --      --           --         9,122,171            912
Issuance of common stock
granted for private placement
finders' fees                                    --              --       --      --           --            30,000              3
Issuance of common stock
pursuant to conversion of
accounts payable                                 --              --       --      --           --          5620,533             62
Issuance of common stock for
services performed                               --              --       --      --           --         3,828,035            383
Issuance of common stock for
compensation                                     --              --       --      --           --         1,000,000            100
Issuance of common stock for
stock awards                                     --              --       --      --           --         2,363,500            236
Issuance of common stock for
services performed                               --              --       --      --           --              --             --
Issuance of warrants for
services performed                               --              --       --      --           --              --             --
Net loss, year ended December 31, 2003           --              --       --      --           --              --             --
Dividends on convertible
preferred stock                                  --              --       --      --           --              --             --
Recognition of expense on
deferred compensation                            --              --       --      --           --              --             --
Amortization of discount on
preferred stock                                  --              --       --      --         34,839            --             --
                                              -------    ------------   ------   ---   ------------    ------------   ------------
      Balances, December 31, 2003             351,022    $        351        1   $--   $   (803,363)     77,213,808   $      7,721
                                              =======    ============   ======   ===   ============    ============   ============

                                                                                                                 Total
                                                 Stock         Additional                                     Stockholders'
                                              Subscriptions     Paid in       Accumulated      Deferred          Equity
                                               Receivable       Capital         Deficit       Compensation      (Deficit)
                                              ------------    ------------    ------------    ------------    ------------

                                              ------------    ------------    ------------    ------------    ------------
      Balances, January 1, 2003               $     (3,297)     21,178,540    $(21,517,997)   $       --      $   (336,918)
Issuance of convertible
preferred stock pursuant to
private equity placements                             --         1,447,471            --              --           759,402
Issuance of convertible
preferred stock for services
performed and accr. Interest                          --           111,067            --              --            78,632
Issuance of preferred stock
pursuant to conversion of debt                        --           235,100            --              --           117,560
Repurchase of preferred stock                         --           (24,997)           --              --           (25,000)
Receipt of stock subscription
receivable                                           3,297            --              --              --             3,297
Issuance of common stock
pursuant to conversion of debt                        --            21,978            --              --            22,000
Issuance of common stock
pursuant to exercise of options                       --             8,092            --              --             8,100
Issuance of common stock
pursuant to exercise of warrants                      --           319,792            --              --           320,147
Issuance of common stock
pursuant to private equity
placements                                            --           646,480            --              --           647,392
Issuance of common stock
granted for private placement
finders' fees                                         --                (3)           --              --              --
Issuance of common stock
pursuant to conversion of
accounts payable                                      --            41,055            --              --            41,117
Issuance of common stock for
services performed                                    --           316,013            --          (211,001)        105,395
Issuance of common stock for
compensation                                          --            99,900            --              --           100,000
Issuance of common stock for
stock awards                                          --           211,344            --              --           211,580
Issuance of common stock for
services performed                                    --            97,086            --              --            97,086
Issuance of warrants for
services performed                                    --           110,698            --              --           110,698
Net loss, year ended December 31, 2003                --              --        (2,653,331)           --        (2,653,331)
Dividends on convertible
preferred stock                                       --              --          (110,237)           --          (110,237)
Recognition of expense on
deferred compensation                                 --              --              --            39,457          39,457
Amortization of discount on
preferred stock                                       --              --           (34,839)           --              --
                                              ------------    ------------    ------------    ------------    ------------
      Balances, December 31, 2003             $       --        24,819,616    $(24,316,404)   $   (171,544)   $   (463,623)
                                              ============    ============    ============    ============    ============


               See notes to the consolidated financial statements.


                                             Magnitude Information Systems, Inc. and Subsidiaries
                                           Consolidated Statement of Stockholders' Equity (Deficit)
                        Year Ended December 31, 2004 - As Restated - See Notes to Consolidated Financial Statements

                                                                  Cumulative        Discount on
                                      Convertible                  Preferred         Preferred
                                    Preferred Shares                Shares             Stock             Common Stock
                              ----------------------------    ------------------   ------------    ---------------------------
                                 Shares          Amount         Shares    Amount      Amount          Shares        Amount
                              ------------    ------------    ------------   ---   ------------    ------------   ------------
      Balances, January
      1, 2004                      351,022    $        351               1   $--   $   (803,363)     77,213,808   $      7,721
Issuance of convertible
preferred stock pursuant
to private equity
placements                         156,993             157            --      --       (935,960)           --             --
Issuance of convertible
preferred stock for
services performed                   1,900               2            --      --         (7,303)           --             --
Issuance of convertible
preferred stock  for
compensation                        16,667              17            --      --       (100,000)           --             --
Conversion of
convertible preferred
stock into common  stock          (333,392)           (334)           --      --           --        33,349,202          3,334
Issuance of common stock
for accrued bonus                     --              --              --      --           --           196,680             20
Issuance of common stock
for stock awards                      --              --              --      --           --         2,000,000            200
Issuance of common stock
pursuant to exercise of
options                               --              --              --                   --           250,000             25
Issuance of common stock
for rent                              --              --              --      --           --           200,000             20
Issuance of common stock
pursuant to private
equity placements                     --              --              --      --           --        12,215,000          1,222
Issuance of common stock
granted for private
placement finders' fees               --              --              --      --           --           673,333             67
Issuance of common stock
for services performed                --              --              --      --           --         1,680,000            169
Issuance of common stock
for accrued interest                  --              --              --      --           --            59,589              6
Issuance of options for
services performed                    --              --              --      --           --              --             --
Private placement
finders fees                          --              --              --      --           --              --             --
Net loss, year ended
December 31, 2004                     --              --              --      --           --              --             --
Dividends on convertible
preferred stock                       --              --              --      --           --              --             --
Recognition of expense
on deferred compensation              --              --              --      --           --              --             --
Amortization of discount
on preferred stock                    --              --              --      --      1,846,626            --             --
                              ------------    ------------    ------------   ---   ------------    ------------   ------------

Balances, December 31, 2004        193,190    $        193               1   $--   $       --       127,837,612   $     12,784
                              ============    ============    ============   ===   ============    ============   ============

                              Additional                                          Total
                                Paid in       Accumulated       Deferred       Stockholders'
                                Capital         Deficit       Compensation    Equity (Deficit)
                              ------------    ------------    ------------    ---------------

                              ------------    ------------    ------------    ---------------
      Balances, January
      1, 2004                 $ 24,819,616    $(24,316,404)   $   (171,544)   $   (463,623)
Issuance of convertible
preferred stock pursuant
to private equity
placements                       1,871,763            --              --           935,960
Issuance of convertible
preferred stock for
services performed                  35,401            --              --            28,100
Issuance of convertible
preferred stock  for
compensation                       199,983            --              --           100,000
Conversion of
convertible preferred
stock into common  stock            (3,000)           --              --              --
Issuance of common stock
for accrued bonus                   19,648            --              --            19,668
Issuance of common stock
for stock awards                   224,800            --              --           225,000
Issuance of common stock
pursuant to exercise of
options                              2,475            --              --             2,500
Issuance of common stock
for rent                            23,980            --              --            24,000
Issuance of common stock
pursuant to private
equity placements                1,176,828            --              --         1,178,050
Issuance of common stock
granted for private
placement finders' fees                (67)           --              --              --
Issuance of common stock
for services performed             139,281            --              --           139,450
Issuance of common stock
for accrued interest                 3,966            --              --             3,972
Issuance of options for
services performed                  30,150            --              --            30,150
Private placement
finders fees                      (132,096)           --              --          (132,096)
Net loss, year ended
December 31, 2004                     --        (2,536,556)           --        (2,536,556)
Dividends on convertible
preferred stock                       --          (173,529)           --          (173,529)
Recognition of expense
on deferred compensation              --              --           105,908         105,908
Amortization of discount
on preferred stock                    --        (1,846,626)           --              --
                              ------------    ------------    ------------    ------------

Balances, December 31, 2004     28,412,728    $(28,873,115)   $    (65,636)       (513,046)
                              ============    ============    ============    ============

See notes to the consolidated financial statements.

              Magnitude Information Systems, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

RESTATEMENT OF RESULTS

     The Company has restated its financial statements for the years ended December 31, 2003 and 2004. The restated financial results reflect a revision in its accounting procedures related to the valuation of securities such as restricted stock and stock options and warrants issued to non-employees for services performed during the years ended December 31, 2001 through December 31, 2003. These corrections also necessitated the reclassification of certain equity positions in connection with beneficial conversion rights to related warrants and shares of convertible preferred stock issued in 2003 and 2004. Its original financial statements reflected a valuation of such instruments based on the market price for the Company's common stock, less a discount of 50% which in the Company's opinion compensated for the trading nature of the market for the common stock and the liquidity constraints associated with these securities. The Company has reconsidered this valuation approach and is restating its financial results, eliminating the 50% discount. The corrections for the results of operations for years ended prior to December 31, 2004 resulted in an adjustment of $(295,313) on Retained Deficit at January 1, 2004, as previously reported. The impact of these adjustments of the Company's financial results as originally reported is summarized below:

                                                            Year Ended December 31, 2003
                                                        ----------------------------------
                                                          As Reported         As Restated
                                                        -------------        -------------
     Retained earnings (deficit)                        $(23,705,641)        $(24,316,404)
     Discount on Preferred Stock                            (630,896)            (803,363)
     Additional paid-in capital                            23,950,614           24,819,616
     Total stockholders' equity (impairment)                (377,851)            (463,623)
     Working capital (deficiency)                           (968,183)          (1,086,773)
     Net (loss)                                           (2,337,881)          (2,653,331)
     Loss per share (after dividends and amortization   $      (0.04)        $      (0.04)
          of discount on Preferred Stock)

                                                             Year Ended December 31, 2004
                                                        ----------------------------------
                                                          As Reported          As Restated
                                                        -------------         -------------
     Retained earnings (deficit)                        $(27,992,998)         $(28,873,115)
     Additional paid-in capital                            27,499,793            28,412,728
     Total stockholders' equity (impairment)                (480,228)             (513,046)
     Working capital (deficiency)                           (977,831)           (1,010,649)
     Net (loss)                                           (2,483,602)           (2,536,556)
     Loss per share (after dividends and amortization   $      (0.04)         $      (0.05)
          of discount on Preferred Stock)

NEW ACCOUNTING PRONOUNCEMENTS

     In June 2003, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement covers restructuring type activities beginning with plans initiated after December 31, 2002. Activities covered by this standard that are entered into after that date will be recorded in accordance with provisions of SFAS No. 146. The adoption of SFAS No. 146 did not have a significant impact on the Company's results of operations or financial position.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, which provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation as prescribed in SFAS 123, Accounting for Stock-Based Compensation. Additionally, SFAS No. 148 required more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The provisions of this Statement are effective for fiscal years ending after December 15, 2002. The adoption of this statement is not expected to have a significant impact on the Company's results of operations of financial position.

 EXHIBIT 31.1

                    Certification of Chief Executive Officer
            Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
                Chapter 63, Title 18 USC Section 1350 (A) and (B)

I, Steven D. Rudnik, certify that:

1. I have reviewed this amended Annual Report on Form 10-KSB of Magnitude Information Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

       a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

       b) Evaluated the effectiveness of registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

       c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

       a) all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

       b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 29, 2005         By:  /s/  Steven D. Rudnik
                                    -------------------------------------
                                    President and Chief Executive Officer

EXHIBIT 31.2

                    Certification of Chief Financial Officer
            Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
                Chapter 63, Title 18 USC Section 1350 (A) and (B)


I, Joerg H. Klaube, certify that:

1. I have reviewed this amended Annual Report on Form 10-KSB of Magnitude Information Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

      a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b) Evaluated the effectiveness of registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


Date: December 29, 2005                    By:  /s/  Joerg H. Klaube
                                                -------------------------------
                                                Chief Financial Officer